Mail Stop 6010
Via Facsimile and U.S. Mail



	December 12, 2005


Philip V. Bancroft
Chief Financial Officer
ACE Limited
17 Woodbourne Avenue
Hamilton HM 08
Bermuda

Re:	ACE Limited
	Form 10-K/A for the fiscal year ended December 31, 2004
	Filed August 12, 2005

	File No. 1-11778

Dear Mr. Bancroft:

        We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K/A for the year ended December 31, 2004

Item 7. Management`s Discussion and Analysis of Financial
Condition
and Results of Operations

Critical Accounting Estimates

1. We note on page 59 you include the reasonably likely changes in specific factors used to establish your loss reserves. We would recommend that you include discussion of reasonably likely changes in your loss reserves in the `Critical Accounting Estimate` section of
MD&A.

Reinsurance Recoverables, page 36

2. It would appear that the default factor is the significant assumption used to determine the estimate of uncollectible reinsurance. Please explain and quantify for us, in disclosure-type format the impact that reasonably likely changes in the default factor would have on reported results, financial position and liquidity. It would appear based on your determination of the estimate, as disclosed in the bullets on pages 36-37, the proposed disclosure should differentiate between the different ways you determine the default factors (i.e. reinsurers with credit ratings, reinsurers with no credit ratings and reinsurers that are insolvent).

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 3. Restatement of Previously Issued Financial Statements

Reinsurance Contracts Purchased, page F-22

3. We refer to the multi-year aggregate excess of loss reinsurance contract purchased in 1997 by a company acquired by ACE in 1999. Please explain to us how the change in accounting for this reinsurance contract resulted in an increase in goodwill. In your response please tell us how you accounted for the transaction prior to the restatement under SFAS 113 and how you accounted for the contract under SOP 98-7 (i.e. what risk was not provided for in the contract that caused deposit accounting) for each year. It would also be helpful to show us how the $87 million increase in goodwill was calculated.

Note 7. Unpaid Losses and Loss Expenses

Property and Casualty, page F-35
4. We refer to the second paragraph below your loss reserve rollforward. You state in your disclosure that you exclude the effects of changes in your assumed premium estimate related to prior accident years from your prior year loss reserve development. Please explain to us the rationale for including this change in estimate in your current year loss reserve development. The change in the premium estimate would appear to be no different, for example, than a change in a case reserve estimate established in a prior year based on information received in the current year. It would appear that you are changing the premium estimate related to prior accident years based on current information. In addition, to help us understand the impact of this classification within your rollforward please quantify the impact this has had on roll-forwards presented for the three years ended December 31, 2004.

*    *    *    *

	Please respond to the comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Joseph Roesler, Staff Accountant, at (202)
551-
3628 if you have questions regarding the comment. In this regard, do not hesitate to contact me, at (202) 551-3679.

								Sincerely,


								Jim B. Rosenberg
								Senior Assistant Chief
Accountant
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Mr. Philip B. Bancroft
ACE Limited
December 12, 2005
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